

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 19, 2010

Via U.S. Mail and Fax

Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

> **Re: Revolutionary Concepts, Inc.**
> **Form 10-K year ending December 31, 2009**
> **File no. 333-151177**
> **Filed on April 15, 2010**

Dear Mr. Carter:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8: Consolidated Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 26

1. Provide a signed and dated auditors' report for year ending December 31, 2009,
    pursuant to Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page 33

2. Please disclose in your footnotes and explain to us, in detail, the nature of the
    costs capitalized within the "Patent Costs" line-item. Also, explain to us your
    basis in U.S. GAAP for their capitalization. In this regard, please note that patent
    defense legal costs are generally capitalizable when suing other parties for
    infringing on the patent, or defending against claims by other parties that the
    patent is not valid and only when victory in the suit is probable.

 Other

3. Please note that in regards to Form 8-K Item 4.01, the resignation or dismissal of
    an independent accountant, or its refusal to stand for re-appointment, is a
    reportable event separate from the engagement of a new independent accountant.
    This reportable event must be disclosed on Form 8-K , Item 4.01 within four
    business days of the date of the event.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested supplemental information. Please file your
response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director